UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated August 3, 2004, Invitation to investors to participate in the quarterly conference call.

Attached hereto as Exhibit 99.2 and incorporated by reference herein is a press release of the registrant, dated August 8, 2004, Announcing the financial results of operations for the six month period ended June 30, 2004

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: August 12, 2004

Exhibit 99.1

August 3, 2004

CAMTEK Ltd. SECOND QUARTER 2004 CONFERENCE CALL (NASDAQ:CAMT)

TO: INVESTORS, ANALYSTS, PORTFOLIO MANAGERS and BROKERS
DATE: August 10, 2004

You’re invited to participate in a conference call to discuss Camtek’s second quarter results. The call is scheduled for Tuesday, August 10, 2004 at 11:00 EDT (for other time zones see below). We will issue a press release with our operating results on Monday, August 9, 2004 after the end of the trading session.

Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will host the call and be available to answer your questions.

To participate, please call one of the following telephone numbers below.

US:	1-(866) 500-4953	11:00 a.m. EDT
UK:	0-(800) 917-4256	4:00 p.m. London time
Israel	(03) 9255910	18:00 Israel time

No code required.

For those unable to participate, the teleconference will be available for replay for 14 days on http://www.camtek.co.il/ beginning 48 hours after the call.

Questions for Camtek’s management may be submitted in advance by Monday, August 9, 2004 10 a.m. EDT, by email to: udie@camtek.co.il

CONTACT:

MOSHE AMIT

TEL: +972-4-604-8308

MOBILE: +972-5-469-4902

mosheamit@camtek.co.il

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

Exhibit 99.2

August 9, 2004

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308 (tel); +972-4-604 8300 (fax); +972-544-69-49-02 (mobile)
mosheamit@camtek.co.il

CAMTEK LTD. ANNOUNCES 2004 SECOND QUARTER RESULTS

RECORD REVENUES OF $17.4 MILLION
EXCEED TOP HISTORICAL PERFORMANCE

FIRST RECOGNITION OF INCOME FROM FALCON SALES

Revenue Growth of 33% over Previous Quarter and of 171% over Q2/2003;
Gross Margin – 52%, Net Income – $3.2 million, Earnings per Share – $0.12

MIGDAL HAEMEK, Israel – August 9, 2004 – Camtek Ltd. (NASDAQ: CAMT), today announced results for the second quarterended
June 30, 2004.

Revenues for the second quarter of 2004 were $17.4 million, up 171% from $6.4 million in the second quarter of 2003, and up 33% from $13.1 million in the first quarter of 2004. Gross profit margin for the second quarter of 2004 was 52%, compared to 43% for the second quarter of 2003, and 53% for the fourth quarter of 2003. The Company reported net income of $3.2 million, or $0.12 per share, compared to a net loss of $1.0 million, or $(0.04) per share, in the second quarter of 2003, and a net income of $1.3 million, or $0.05 per share, in the first quarter of 2004, which included a tax provision of $533,000, representing a large part of the Company’s previously announced tax settlement. In connection with its discontinued plans for a secondary offering, the Company also noted that it may recognize in the third quarter of 2004 a one-time offering-related expense of up to approximately $1 million.
“These results exceed our revenue guidance, and we are truly pleased with them,” commented Rafi Amit, Camtek’s CEO. “This is the best quarter in Camtek’s history so far in terms of revenues, and is the first to include revenues from sales of our Falcon systems to the semiconductor manufacturing and packaging industry. This continuing growth reflects a strong demand for our products, which is driven mainly by the on-going capacity build-up in the industries we serve, particularly in Asia. We are now beginning to reap the fruits of our long-term strategy implemented during the economic downturn period of 2001-2003. During that period, we continued intensive research and development efforts in order to be ready with new products when our customers re-emerged with a need for new capacity and capabilities. We believe that this first recognition of revenues from sales of our Falcon systems indicates the suitability of the Falcon to the needs of the market. We expect on-going evaluations to mature into future sales, and anticipate our business in the semiconductor manufacturing and packaging industries to contribute a growing portion of our total revenues.

Mr. Amit added: “Based on what we see today, we expect demand for our products to continue growing during the third quarter of this year, leading to further growth in revenues of approximately 5 to 15% over the second quarter level.” [more]

Camtek will hold a conference call on Tuesday, August 10, 2004 at 11:00 EDT (for other time zones see below). Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will host the call and be available to answer questions.

To participate, please call one of the following telephone numbers below.
US:	1-(866) 500-4953	11:00 a.m. EDT
UK:	0-(800) 917-4256	4:00 p.m. London time
Israel	(03) 9255910	18:00 Israel time

No code required.

The teleconference will be available for replay for 14 days on http://www.camtek.co.il/ beginning 48 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

(Tables Below).

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2003	June 30, 2004

ASSETS

Current assets:
Cash and cash equivalents	12,837	9,308
Accounts receivable - trade, net of allowance of $2,090 and $2,147	13,317	20,544
Inventories	13,687	19,251
Due from affiliates	2,652	406
Deferred registration cost	-	621
Other current assets	1,794	4,637

Total current assets	44,287	54,767

Long term receivables	-	1,950
Fixed assets, net	9,899	9,643

	54,186	66,360

LIABILITIES

Current liabilities:
Short-term bank credit	2,300	3,284
Accounts payable	6,985	10,830
Other current liabilities	5,638	8,400

Total current liabilities	14,923	22,514

Accrued severance pay, net of amounts funded	412	398

Total liabilities	15,335	22,912

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,065,038 in 2003 and 28,067,466 in 2004, outstanding
27,053,419 in 2003 and 27,055,847 in 2004	125	125
Additional paid-in capital	43,801	43,788
Unearned compensation	(560)	(473)
Retained earnings (deficit)	(3,522)	1,001
Treasury stock, at cost (1,011,619 shares in 2003 and 2004)	(993)	(993)

	38,851	43,448

	54,186	66,360

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,	Three Moths Ended June 30,		Six Months Ended June 30,
	2003	2003	2004	2003	2004

Revenues	31,141	6,418	17,419	12,222	30,494

Cost of revenues	16,674	3,655	8,358	7,152	14,470
Royalties to the Government of Israel	150	-	-	150	-

Total cost of sales	16,824	3,655	8,358	7,302	14,470

Gross profit	14,317	2,763	9,061	4,920	16,024

Research and development costs	5,855	1,457	1,935	3,038	3,611
Selling, general and administrative expenses	10,041	2,460	3,780	4,301	7,293

Operating expenses	15,896	3,917	5,715	7,339	10,904

Operating income (loss)	(1,579)	(1,154)	3,346	(2,419)	5,120

Financial and other income, net	235	108	(130)	36	(64)

Income (loss) before income taxes	(1,344)	(1,046)	3,216	(2,383)	5,056

Provision for income taxes	225	-	-	-	533

Net income (loss)	(1,569)	(1,046)	3,216	(2,383)	4,523

Net income (loss) per ordinary share:

Basic	(0.06)	(0.04)	0.12	(0.09)	0.17

Diluted	(0.06)	(0.04)	0.12	(0.09)	0.16

Weighted average number of
ordinary shares outstanding:

Basic	27,053	27,053	27,056	27,053	27,055

Diluted	27,053	27,053	27,860	27,053	27,846